SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED, AS OF OCTOBER 7, 1996)

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from to

Commission file number 0-9787

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

AUTONATION 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AUTONATION, INC.
110 S. E. 6th St.
Fort Lauderdale, Florida 33301

AUTONATION
401(k) PLAN

FINANCIAL STATEMENTS
December 31, 2002 and 2001

AUTONATION
401(k) PLAN

FINANCIAL STATEMENTS
December 31, 2002 and 2001

REPORT OF INDEPENDENT AUDITORS

To the Plan Administrator of
AutoNation 401(k) Plan
Fort Lauderdale, Florida

We have audited the accompanying statement of net assets available for benefits of AutoNation 401(k) Plan (“Plan”) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s Administrator. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC
Oak Brook, Illinois May 16, 2003

AUTONATION
401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2002 and 2001

	2002	2001

ASSETS
Cash	$226,291	$234,714
Investments (see Notes 3 and 4)	216,333,201	157,379,004
Receivables
Employer contributions	324,471	551,304
Participant contributions	1,215,105	2,027,520
Accrued Income	116,907	109,165

Total receivables	1,656,483	2,687,989

NET ASSETS AVAILABLE FOR BENEFITS	$218,215,975	$160,301,707

See accompanying notes to financial statements.

2.

AUTONATION
401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2002

Additions
Additions to net assets attributed to:
Investment income
Dividends	$5,822,873
Interest	28,145
Net depreciation in fair value of investments (See Note 3)	(20,207,901)

(14,356,883)

Contributions (cash):
Participant	37,324,813
Participant rollovers	1,431,771
Contributions (non-cash):
Employer	9,430,920

48,187,504

Other income	66,012

Total additions	33,896,633

Deductions
Deductions from net assets attributed to:
Benefits paid to participants	23,574,646
Distributions due to loan defaults	192,901
Administrative expenses	1,701

Total deductions	23,769,248

Net increase prior to transfer	10,127,385
Transfers to Plan (Note 6)	47,786,883

Net increase	57,914,268
Net assets available for benefits at beginning of year	160,301,707

Net assets available for benefits at end of year	$218,215,975

See accompanying notes to financial statements.

3.

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 1 – DESCRIPTION OF PLAN

General: The following description of the AutoNation 401(k) Plan, as amended through December 31, 2002 (“the Plan”), is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan.

The Plan was established effective January 1, 1994 to provide benefits to all eligible employees of AutoNation, Inc. (“the Company”, formerly Republic Industries, Inc.) The Plan is a defined contribution plan with a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (“IRC”). The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Employee Benefits Committee, which consists of members of the Company’s senior management, is designated as the Plan Administrator.

Although it has expressed no intention to do so, the Company retains the right, if necessary, to terminate the Plan. In the event of Plan termination, all amounts credited to participants’ accounts become fully vested subject to the requirements of ERISA. The Company also retains the right to amend the Plan.

Eligibility: Under the terms of the Plan, most employees who are at least 18 years of age are eligible to participate in the Plan immediately upon the date of hire with the Company. However, effective October 1, 2001, any employees employed by the Company after that date due to a business acquisition will not be eligible to participate in the Plan until the first day of the month coincident with or next following three months of service.

The Plan also includes a provision to allow employees of certain subsidiaries of the Company to be eligible for participation in the Plan under these requirements.

Participant Accounts: Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions and related employer matching contributions, as well as the income attributable to the participant’s account.

Contributions and Funding Policy: Under the provisions of the Plan, participants may direct the Company to defer a portion of their compensation to the Plan, subject to a minimum of 1% and a maximum of 15% of eligible compensation, as defined by the Plan. In 2002, the Plan allowed a participant to direct up to 10% of their contribution to be invested in shares of the Company’s common stock. Amounts contributed by participants are fully vested when made. In 2002 and 2001, each eligible participant could contribute up to $11,000 and $10,500, respectively, subject to other applicable IRC limitations. During 2002, the Plan also allowed participants that had attained age 50 to make additional contributions to the Plan of up to $1,000. The Plan allows for rollovers of vested contributions from previous employers’ qualified plans.

(Continued)

4.

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 1 – DESCRIPTION OF PLAN (Continued)

The Company makes an employer matching contribution of $.50 for each $1 of contribution up to 4% of the employee’s eligible compensation. This contribution was made each payroll period by the Company to all participants who were credited with at least one year of service. A participant becomes fully vested in the employer match immediately upon contribution. The employer match is made in shares of the Company’s common stock. Participants are not able to re-direct these contributions until they have completed three years of service with the Company and, as such, these investments are non-participant directed. The employer matching contribution for 2002 was $9,430,920.

The Company may also make a discretionary contribution to the Plan. The Company did not make a discretionary contribution to the Plan for the 2002 Plan year.

In no event will an attained vesting percentage be curtailed due to any subsequent amendments to vesting provisions.

Loan to Participants: The Plan does not permit participant loans. However, the Plan accepts and services loans transferred from the plans of acquired companies (See Note 6).

Investments: The Company entered into an agreement whereby Merrill Lynch Trust Company (“the Trustee”) has been appointed the trustee of the Plan’s assets. Under the terms of the agreement, the Trustee holds and invests the funds of the Plan subject to the direction of a designated investment committee with the approval of the Employee Benefits Committee.

The Plan provided the following investment alternatives for participants in 2002.

Merrill Lynch Equity Index Trust Fund – A collective trust that invests in a portfolio of equity securities designed to substantially equal the performance of the Standard & Poor’s 500 Composite Stock Price Index.

Merrill Lynch Retirement Preservation Trust Fund – A collective trust in which amounts are invested in U.S. Treasury Obligations and U.S. Government agency securities and guaranteed investment contracts.

PIMCO PEA Renaissance Fund — A mutual fund that seeks long-term growth of capital and income. The fund seeks to achieve its investment objective by normally investing at least 65% of its assets in common stocks of companies with below-average valuations whose business fundamentals are expected to improve. Effective June 1, 2002, this fund was offered as an investment option under the Plan.

(Continued)

5.

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 1 – DESCRIPTION OF PLAN (Continued)

The Oakmark International Fund- A mutual fund that invests primarily in common stock of non-U.S. companies. The Funds may invest in mature markets and in less developed markets.

Merrill Lynch Fundamental Growth Fund – A mutual fund that invests in a diversified portfolio of equity securities, placing particular emphasis on companies that have exhibited above-average growth rates in earnings resulting from a variety of factors. Effective June 1, 2002, this fund was no longer offered as an investment option under the Plan.

American Century Small Cap Value Fund- A mutual fund that invests in undervalued companies and holds them until their stock price has increased to reflect the fair value of the company.

AutoNation, Inc. Common Stock – This option invests exclusively in shares of the Plan Sponsor’s common stock.

PIMCO Total Return Fund – A mutual fund that predominantly invests in a portfolio of fixed income securities of varying maturities issued by companies domiciled in the United States of America. The fund may also invest in securities denominated in foreign currencies and certain derivative instruments, contracts or options for the purpose of hedging or increasing its return.

Alger Mid Cap Growth Fund – A mutual fund that invests in a portfolio of small-capitalization companies and large-capitalization companies keeping the overall market cap weighing within the range of companies included in the S&P Mid Cap 400 Index. Effective June 1, 2002, this fund was no longer offered as an investment option under the Plan.

The Oakmark Fund – A mutual fund that primarily invests in common stock of United States companies. The fund seeks long-term capital appreciation. The fund especially seeks securities that are priced significantly lower than their long-term value. The fund may invest up to 25% of its assets in foreign securities. Effective June 1, 2002, this fund was offered as an investment option under the Plan.

Fidelity Magellan Fund – A mutual fund that invests in equity securities of a portfolio of large cap growth and value oriented companies.

Fidelity Equity Income Fund – A mutual fund that invests in a portfolio of income producing domestic and foreign equity securities and certain debt securities.

(Continued)

6.

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 1 – DESCRIPTION OF PLAN (Continued)

Payment of Benefits: On termination of service due to death, disability, retirement or termination of employment, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or monthly, quarterly or annual installments over a period not to exceed the participant’s life expectancy or the joint life expectancy of the participant and the participant’s surviving spouse or other designated beneficiary. Participants with balances from acquired plans will retain the distribution options of those plans.

Upon meeting certain criteria specified in the Plan document, a participant may elect to receive an in-service withdrawal of his/her account, or portion of his/her account. A participant may receive a hardship distribution, may withdraw all or a portion of an after-tax account and rollover account at any time, may withdraw all or a portion of a prior plan account or grandfathered prior plan account after attaining five years of employment with the Company, and may take an in-service withdrawal of all or a portion of his/her account held in the Plan upon attaining age 59 1/2.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The accompanying financial statements are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. It is at least reasonably possible that a significant change may occur in the near term for the estimates of investment valuation.

Investment Valuation and Income Recognition: The Plan’s investments are stated at fair market value. Purchases and sales of investments are recorded on a trade-date basis. The Plan records dividends on the ex-dividend date.

Risks and Uncertainties: The Plan provides for various investment options. The underlying investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

(Continued)

7.

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 3 – INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan’s net assets.

	2002	2001

Merrill Lynch Equity Index Trust, 605,920 and 366,768 shares, respectively	$37,960,902	$29,561,540
Merrill Lynch Retirement Preservation Trust Fund, 42,701,418 and 25,232,728 shares, respectively	42,701,418	25,232,728
AutoNation, Inc. Common Stock, 3,149,712 and 2,782,620 shares, respectively	39,560,379*	34,309,709*
PIMCO Total Return Fund, 3,485,937 and 1,976,820 shares, respectively	37,194,945	20,677,532
American Century Small Cap Value Fund, 3,754,162 and 2,274,845 shares, respectively	25,415,676	18,244,258
Alger Mid Cap Growth Fund, 0 and 601,754 shares, respectively	—	8,948,083

*	The Plan allows participants to direct the investment of a portion of their salary deferral contributions into shares of the Company’s common stock. The Plan also provides that employer matching contributions will be invested only in shares of the Company’s common stock and will not be subject to participants’ investment direction until the participant has completed three years of service with the Company. The portion of the Plan’s investment in shares of the Company’s common stock that is not subject to participant investment direction is detailed in Note 4.

(Continued)

8.

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 3 – INVESTMENTS (Continued)

During 2002, the Plan’s investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated/(depreciated) in value as follows:

Mutual funds	$(10,277,523)
Common Collective Trusts	(10,213,363)
AutoNation, Inc. Common Stock	277,501
ANC Rental Corp. Common Stock (see Note 10)	5,484

$(20,207,901)

NOTE 4 – NONPARTICIPANT-DIRECTED ASSETS

Information about the significant components of net assets and the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2002	2001

Net assets
AutoNation, Inc. Common Stock	$36,517,344	$31,922,417
ANC Rental Corp. Common Stock (see Note 10)	5,435	3,788
Employer contribution receivable	324,471	551,304

	$36,847,250	$32,477,509

2002

Changes in net assets
Contributions	$9,627,578
Net appreciation	311,633
Change in employer contribution receivable	(226,833)
Benefits paid to participants	(4,392,130)
Transfers to participant-directed investments	(950,507)

$4,369,741

NOTE 5 – BENEFIT DISTRIBUTIONS

Upon termination of service, including death, total and permanent disability, or retirement, a participant (or the participant’s beneficiary) will receive an amount equal to the value of the participant’s vested interest in his or her account and any related earnings.

(Continued)

9.

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 5 – BENEFIT DISTRIBUTIONS (Continued)

Amounts allocated to withdrawing participants for benefit claims that have been processed and approved for payment but have not yet been paid totaled approximately $85,000 and $258,000 at December 31, 2002 and 2001, respectively. Such amounts are included in net assets available for benefits at December 31, 2002 and 2001, respectively, in accordance with accounting principles generally accepted in the United States of America. However, the Plan’s Form 5500 will reflect such amount as a liability of the Plan in accordance with IRC guidelines.

NOTE 6 – TRANSFERS TO / FROM PLAN

The 401(k) plans of certain companies acquired by the Company are periodically merged into the Plan. All of the assets of these plans are transferred at fair market value and invested in the Plan based upon the employees’ elections. For the Plan year ended December 31, 2002, these mergers resulted in an increase in Plan assets of $47,851,056. During 2002, the Company sold some of its’ dealerships, which resulted in a transfer of Plan assets to another custodian. The total transfer out of the Plan was $64,173. The net transfers to the Plan totaled $47,786,883 for the year ended December 31, 2002.

NOTE 7 – PARTY-IN-INTEREST TRANSACTIONS

Certain plan investments are shares of mutual funds managed by Merrill Lynch Asset Management Company, an affiliate of the Trustee. Therefore, these investments represent a party-in-interest to the Plan. The Company pays all fees and expenses of the Plan, which primarily consist of legal, administrative, and accounting fees.

NOTE 8 – INCOME TAX STATUS

The Internal Revenue Service has determined, and informed the Company by a letter dated January 21, 2000, that the Plan is designed and qualified in accordance with applicable sections of the IRC. The Plan has been amended since receiving this determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and remains qualified. The Plan was re-submitted to the Internal Revenue Service to obtain a determination letter on February 28, 2002.

(Continued)

10.

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 9 – FORMER PARTICIPANT BALANCES

In October 1997, the Company sold its electronic security services division. The employees of this division are no longer eligible to participate in the Plan. However, as of December 31, 2002 and 2001, approximately $52,000 and $133,000, respectively, of total plan assets relate to such former participant balances. Former participants of the electronic security services division have the option to withdraw their individual accounts from the plan at any time.

NOTE 10 – ANC RENTAL CORPORATION COMMON STOCK

On May 31, 2000, the Board of Directors of the Company granted final approval of the tax-free spin-off of ANC Rental Corporation to AutoNation shareholders. In the spin-off, each AutoNation shareholder of record as of June 16, 2000 received one share of ANC Rental Corporation common stock for every eight shares of AutoNation common stock owned. The Board established a distribution date of June 30, 2000. On June 1, 2000, the Plan was amended to create a separate ANC Stock Fund to hold shares of ANC Rental Corporation received by the Plan as a result of the spin-off. The ANC Rental Fund is established to retain the ANC shares and reinvest all dividends and other distributions in additional shares of ANC stock. This fund does not permit the purchase of ANC stock, unless the stock is purchased with dividends or other distributions of ANC Stock.

Effective November 13, 2001, ANC Rental Corporation filed petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code. The common stock of ANC Rental Corporation has significantly decreased in value since the date of the spin-off, and the Company’s securities have been delisted from the NASDAQ stock market.

NOTE 11 – PLAN AMENDMENT

Effective January 1, 2002 the Plan was amended and restated to incorporate certain changes to the Plan required due to the passage of the Retirement Protection Act of 1994, the Uniformed Services Employment and Reemployment Act of 1994, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997 and the IRS Restructuring and Reform Act of 1998 and to add good faith amendments under the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). The good faith EGTRRA amendments include increasing the limitation on elective deferral contributions, increase in compensation limit, allowing catch up contributions to be made by those participants who have attained age 50, and implementing a suspension period of 6 months following any hardship distributions.

The Plan was also amended during 2002 to allow employees to direct the investment of the Company’s matching contribution, free from age restriction, as the 55 years-of-age requirement was eliminated. The three-year service requirement is still applicable.

(Continued)

11.

AUTONATION
401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 12 – SUBSEQUENT EVENT

In June 2003, the Plan was amended and restated to incorporate all amendments since the last restatement, including the good faith amendment under the Economic Growth and Tax Relief Reconciliation Act of 2001. In addition to the other changes, the restatement eliminates the option to make distributions in the form of qualified joint and survivor annuities and revised the required minimum distribution provisions of the Plan.

(Continued)

12.

SUPPLEMENTARY INFORMATION

AUTONATION
401(k) PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2002

Name of Plan Sponsor: AutoNation, Inc.
Employer Identification Number: 73-1105145
Three Digit Plan Number: 001

		(c)
		Description of
		Investment
	(b)	Including
	Identity of	Maturity Date,
	Issue, Borrower,	Rate of Interest,		(e)
	Lessor, or	Collateral, Par or	(d)	Current
(a)	Similar Party	Maturity Value	Cost	Value

*	Merrill Lynch Equity Index
	Trust Fund	Common/collective fund
		(605,920 shares)	$51,643,128	$37,960,902
*	Merrill Lynch Retirement	Common/collective fund
	Preservation Trust Fund	(42,701,418 shares)	42,701,309	42,701,418
	PIMCO PEA	Registered investment company
	Renaissance Fund	(575,812 shares)	11,105,395	8,372,300
*	AutoNation, Inc	Common stock
		(3,149,712 shares)	31,125,627	39,560,379
	Oakmark International	Registered investment company
	Fund	(785,801 shares)	11,342,849	10,301,850
	PIMCO Total Return Fund	Registered investment company
		(3,485,937 shares)	36,228,172	37,194,945
	American Century Small Cap	Registered investment company
	Value Fund	(3,754,162 shares)	29,659,206	25,415,676
	The Oakmark Fund	Registered investment company
		(256,718 shares)	9,032,109	7,706,680
	Fidelity Magellan Fund	Registered investment company
		(58,511 shares)	6,100,062	4,620,041
	Fidelity Equity Income Fund	Registered investment company
		(54,013 shares)	2,523,419	2,142,703
*	ANC Rental Corp	Common stock (108,692 shares)	762,848	5,435
*	Loans to participants	Interest rates from
		7% to 11.5%		350,872

Total				$216,333,201

*     Represents a party-in-interest to the Plan

12.

AUTONATION
401(k) PLAN
SCHEDULE H, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS
Year ended December 31, 2002

Name of Plan Sponsor: AutoNation, Inc.
Employer Identification Number:: 73-1105145
Three Digit Plan Number: 001

(h)
					(f)		Current
					Expense		Value of
	(b)	(c)	(d)	(e)	Incurred	(g)	Asset on	(i)
(a)	Description	Purchase	Selling	Lease	With	Cost of	Transaction	Net Gain
Identity of Party	of Assets	Price	Price	Rental	Transaction	Asset	Date	(Loss)

Purchases:
AutoNation, Inc.	Common Stock	$9,911,077	$—	$—	$—	$9,911,077	$9,911,077	$—
Sales:
AutoNation, Inc.	Common Stock	$—	$5,330,595	$—	$—	$3,963,824	$5,330,595	$1,366,771

13.

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Company (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AutoNation 401(k) Plan
(Name of Plan)

Date: June 27, 2003	By:	/s/ J. Alexander McAllister

Title: Vice President, Corporate Controller

15.